Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 24, 2020

Re:	LiquidPiston, Inc.
Offering Statement on Form 1-A
File No. 024-11219

Dear Ms. Parker:

On behalf of LiquidPiston, Inc., I hereby request qualification of the above-referenced offering statement at 12 noon, Eastern Time, on Wednesday, August 26, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Alec Shkolnik

Alec Shkolnik

Chief Executive Officer

LiquidPiston, Inc.

Cc:  Jeanne Campanelli, Esq.

CrowdCheck Law LLP